UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

----------------------------------------------- In the Matter of THE CHILE FUND, INC. ABERDEEN ASSET MANAGEMENT INVESTMENT SERVICES LIMITED -----------------------------------------------	: : : : : : : : : : :	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) FOR EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER File No. 812-

The Chile Fund, Inc. (the “Chile Fund”) and Aberdeen Asset Management Investment Services Limited (“Aberdeen” together with the Chile Fund, the “Applicants”) hereby apply for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Act providing the Chile Fund and each registered closed-end investment company currently advised or sub-advised or to be advised or sub-advised in the future by Aberdeen (including any successor in interest)1 or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with Aberdeen that decides in the future to rely on the Order (such investment companies, together with the Chile Fund, are the “Funds,” and individually, a “Fund”)2  an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder, as more fully set forth below.

1	A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

2
Any Fund that relies on the Order will comply with the terms and conditions of this application. The registered closed-end investment company that currently intends to rely on the Order is named as an Applicant.

I.	Description of Applicants

The Chile Fund is a closed-end management investment company registered under the Act.  The Chile Fund is organized as a Maryland corporation.  As of December 31, 2008, the Chile Fund had $112,361,973 in total net assets and 10,167,060 common shares outstanding.  The Chile Fund seeks total return, consisting of capital appreciation and income, by investing primarily in Chilean equity and debt securities.  The common stock of the Chile Fund is listed on the NYSE Amex.  Although the Chile Fund has not issued preferred stock, the board of directors of the Chile Fund (the “Board”) or of another Fund may authorize the issuance of preferred stock in the future.
Aberdeen, an investment adviser registered under the Investment Advisers Act of 1940 and regulated in the United Kingdom by the Financial Services Authority, serves as the investment adviser to the Chile Fund.  The Chile Fund has entered into an advisory agreement with Aberdeen that provides investment advisory and portfolio management services to the Chile Fund pursuant to such agreement.3  Aberdeen is a direct wholly owned subsidiary of Aberdeen Asset Management PLC (“Aberdeen PLC”).  Aberdeen PLC is the parent company of an asset management group managing assets for both institutional and retail clients from offices around the world.  As of December 31, 2008, Aberdeen PLC had approximately $158.4 billion in assets under management.
II.	Relief Requested

Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public

3
Prior to July 1, 2009, the date upon which the investment advisory agreement with Aberdeen became effective, Credit Suisse Asset Management, LLC acted as the investment adviser to the Chile Fund pursuant to an advisory agreement.  The Chile Fund has also entered into a sub-advisory agreement with Celfin Capital Servicios Financieros S.A. (“Celfin”) pursuant to which Celfin acts as a sub-adviser to that Fund.

interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986, as amended (the “Code”), more often than once every twelve months.  Rule 19b-1 under the Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code shall make more than (i) one “capital gain dividend”, as defined in Section 852(b)(3)(C) of the Code, with respect to any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental “clean-up” capital gain dividend otherwise permitted by the Rule or pursuant to Section 855 of the Code, which amount may not exceed 10% of the total amount distributed for the year.
The Applicants believe that Rule 19b-1 should be interpreted to permit a Fund to pay an unlimited number of distributions on its common and any preferred stock so long as it makes the designation necessary under the Code and Rule 19b-1 to transform such distributions into “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from such designation over more than the permissible number of distributions.  However, in order to obtain certainty for the Chile Fund’s proposed distribution policy and distribution policies that may be adopted by other Funds in the future, in the absence of such an interpretation, Applicants hereby request an Order pursuant to Section 6(c) of the Act (see below) granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder.  The Order would permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code), as often as monthly in any one taxable year in respect of its common stock and as often as specified by or determined in accordance with the terms thereof in respect of its preferred stock, if any.

Although Applicants do not currently contemplate implementing a periodic distribution policy for any preferred stock that may be authorized and issued in the future, the Funds may wish to do so in the event of such future issuance.  To retain this flexibility and avoid having to seek additional exemptive relief in the future, Applicants are requesting relief pursuant to Section 6(c) of the Act from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit a Fund to make periodic long-term capital gains distributions (as described in Section 852(b)(3)(C) of the Code) on any series of its preferred stock.  Such distributions would be made as often as are specified in or pursuant to the terms of such series so long as such Fund maintains in effect a distribution policy with regard to such series of its preferred stock of a specific percentage of liquidation preference of such series of preferred stock, whether such specified percentage is determined at the time the preferred stock is initially issued, pursuant to periodic remarketing or auctions or otherwise.
On June 25, 2009, the Board adopted a periodic distribution policy (the “Plan”) with respect to the Chile Fund’s common stock, as described in Section III of this application.  At such meeting, the Board, including a majority of the members who are not “interested persons” as defined in Section 2(a)(19) of the Act (“Independent Directors”), found that adoption of the Plan was in the best interests of the Chile Fund’s common stockholders.  The purpose of the Plan is to permit the Chile Fund to distribute over the course of each year an amount closely approximating the total return of the Chile Fund during such year.
The minimum annual distribution rate under a periodic distribution policy with respect to the Chile Fund’s common stock will be independent of the Chile Fund’s performance in any particular period.  Except for extraordinary distributions and except for potential increases in the final period (final two periods in the case of pay-out policies that pay more often than quarterly)

in light of the Chile Fund’s performance for the entire calendar year and to enable the Chile Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the common stock would be at the stated rate then in effect, subject to the ability of the Board to change the distribution rate from time to time if it determines that such change is in the best interests of the Chile Fund and its stockholders.

III.	Representations of the Applicants
     At a meeting of the Board held on June 24-25, 2009, the Board considered the Plan, and the Board, including a majority of the Independent Directors:
A.
Adopted the Plan to make periodic distributions in respect of the Chile Fund’s outstanding common stock, based upon a fixed percentage of NAV.  The rate of distribution under the Plan was determined by the Board after consideration of circumstances then existing including, among other things, market conditions and the Chile Fund’s discount or premium relative to NAV;

B.	Requested and evaluated, and Aberdeen furnished, such information as the Board believed was reasonably necessary for an informed determination that the Plan should be adopted and implemented;
C.
Determined that adoption and implementation of the Plan was consistent with the Chile Fund’s investment objectives and policies and in the best interest of the Chile Fund and its stockholders after considering the information in Item B above, including, without limitation:  (a) the purpose(s) of the Plan as stated above in Section II of this application; (b) any potential or actual conflicts of interest that Aberdeen, any affiliated person of Aberdeen, or any other affiliated person of the Chile Fund may have relating to the adoption or implementation of the Plan; (c) whether the rate of distribution under the Plan will exceed the Chile Fund’s expected total return (in relation to NAV); and (d) the reasonably foreseeable material effects of the Plan on the Chile Fund’s long-term total return (in relation to market price and NAV).

Prior to implementing the Plan, the Board will also adopt compliance policies and procedures in accordance with Rule 38a-1 under the Act (the “19(a) Monitoring Procedures”) that:
1.
Are reasonably designed to ensure that all notices required to be sent to the Chile Fund stockholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and the conditions set forth in Paragraph V.B below (such notice is defined in Paragraph IV.2 below and referred to herein as a “19(a) Notice”) include the disclosure required by Rule 19a-1 (more particularly defined in Paragraph IV.2 below as the “19a-1 Disclosure”), and that all other written communications by the Chile Fund or its agents about the distributions under the Plan include the 19a-1 Disclosure.  The 19(a) Notice, 19a-1 Disclosures, and other disclosures required under Paragraph IV.2 below are collectively referred herein as the “Required Disclosures”;

2.
Require the Chile Fund to keep records that demonstrate compliance with all of the conditions of the Order and that are necessary for the Chile Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The information under Paragraphs A through C above will be recorded along with the information that the Board considered and the basis for its approval of the Plan in the Board’s meeting minutes.  The actions that the Board takes with respect to any future adoption of 19(a) Monitoring Procedures for the Chile Fund will also be recorded.  Such records must and will be made and preserved for a period of not less than six years from the date of the relevant Board meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

In order to rely on the Order, a Fund must satisfy each of the foregoing representations except that such representations will be made in respect of actions by the board of trustees or board of directors, as the case may be, of such Fund and will be made at a future time and except that the purpose of its distribution policy may differ from the purpose of the Chile Fund’s Plan in that such distribution policy may be to distribute a fixed amount or a fixed percentage of net asset value or net asset value per stock without regard to the level of income, appreciation or total return of such Fund over particular series of dividend periods or with regard to only one or a combination of such elements over such period of time.  Notwithstanding the foregoing, under any such distribution policy such Fund would expect that its distributions would correlate with its total return over time.
IV.	Justification for the Requested Relief
        Section 6(c) of the Act provides that the Commission may exempt any person or transaction from any provision of the Act or any rule under the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act, and would be in the best interests of the Funds and their stockholders.

1.	Stockholder Interests and Market Perception
         Common stock of a closed-end fund often trades in the marketplace at a discount to its net asset value.  In the view of the Applicants, the discount at which a Fund’s common stock may trade may be reduced if such Fund, consistent with its investment objectives and policies, is permitted to pay a level dividend with respect to its common stock, which may require the payment of capital gain dividends more frequently than is permitted under Rule 19b-1 in order to avoid a return of capital.

2.	Each Fund’s stockholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that stockholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.4  Consequently, if a Fund adopts a periodic distribution plan, it will implement the following:
A.
Disclosures Accompanying Each 19a-1 Notice.  Together with the written notice and information required under Section 19(a) and Rule 19a-1 (the “19(a) Notice”), the Fund will cause the following disclosures to be made with each distribution under its periodic distribution plan (or the confirmation of the reinvestment thereof under the respective stock dividend reinvestment plan) (each a “Distribution”):

1.	Tabular/Graphic Disclosures. In a tabular form or graphical format:
(a)
The amount of the Distribution on a per share basis (the “Per Share Distribution”) and, based on estimates, the amount and percent of such Per Share Distribution attributable to (i) net investment income; (ii) net realized short-term capital gains; (iii) net realized long-term capital gains; and (iv) return of capital or other capital source;

(b)
The fiscal year-to-date cumulative amount of Per Share Distributions and, based on estimates, the amount and percent of such cumulative Per Share Distribution attributable to:  (i) net investment income; (ii) net realized short-term capital gains; (iii) net realized long-term capital gains; and (iv) return of capital or other capital source;

4
See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970) (the “Report”).

(c)
The average annual total return in relation to the change in NAV for the 5-year period ending on the last day of the month ended immediately prior to the most recent distribution declaration date5 compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month ended immediately prior to the most recent distribution declaration date; and

(d)
the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month ended immediately prior to the most recent distribution declaration date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month ended immediately prior to the most recent distribution declaration date.6

All such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current Distribution.
2.	Narrative Disclosures. Narrative disclosures substantially as follows (the “Narrative Disclosures”):
(a)	“You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s periodic distribution plan.”;
(b)
If the Fund states in its 19(a) Notice that the current distribution or the fiscal year-to-date cumulative distribution are estimated to include a return of capital, the following disclosure:  “The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital.  A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’.”; and

5	If a Fund has been in operation fewer than five years, the Fund will begin the measured period using the NAV immediately following the Fund’s first public offering.

6	The total return and distribution rate will be expressed on a cumulative basis not annualized.

(c)
“The amounts and sources of distributions reported in this Notice are only estimates and are not being provided for tax reporting purposes.  The actual amounts and sources of the amounts for accounting and tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations.  The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”

The Tabular/Graphic Disclosures and the Narrative Disclosures above shall be provided in a type size at least as large as, and as prominent as, any other information in the 19(a) Notice and placed on the same page (or contiguous with the information should it flow past one page) in close proximity to the amount and the sources of the Distribution.  The disclosures referred to in subparagraphs (1) through (2) above are collectively referred to herein as the “19a-1 Disclosure”.
B.	Contemporaneous Press Release. Contemporaneously with the payment of any Distribution, the Fund will issue a press release containing the then-current 19a-1 Disclosure.

C.
Website Disclosure.  Contemporaneously with the payment of any Distribution, the Fund will post on its or its investment adviser’s website a prominent statement containing the information in each 19(a) Notice, including the 19a-1 Disclosure.  Such information will remain prominent and accessible on the Fund’s website for at least 24 months.  In addition, the Fund will continuously and prominently and fully describe its periodic distribution plan on its website and disclose that the board of directors/trustees may terminate its periodic distribution plan at any time and that such termination may have an adverse effect on the market price for a Fund’s common stock.

D.	Form N-CSR Filing. The Fund shall include as an exhibit to each Form N-CSR all 19(a) Notices (including the respective 19a-1 Disclosures) issued during the period covered by such Form N-CSR.
E.
Semi-Annual Disclosures.  On the inside of the front cover of each report provided to stockholders under Rule 30e-1 under the Act (“Shareholder Reports”), the Fund will provide the following disclosures (collectively the “Semi-Annual Disclosures”):

1.	A description of its periodic distribution plan (including the fixed amount or fixed percentage of the Distributions and the frequency of the Distribution);
2.	The Narrative Disclosures described in Paragraph IV.2(A)(2) above;
3.
An indication that its periodic distribution plan provides that the board of directors/trustees may amend or terminate its periodic distribution plan at any time without prior notice to stockholders; and

4.	A description of any reasonably foreseeable circumstances that might cause the Fund to terminate its periodic distribution plan and any reasonably foreseeable material effects of such termination.

Each Shareholder Report shall provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.
F.
Disclosure to Stockholders, Prospective Stockholders and Third-Party Information Providers.  With any communication7 to Fund stockholders, prospective stockholders or third-party information providers concerning its periodic distribution plan or any Distribution, the Fund will include (either directly or through its authorized agent) the then-current 19a-1 Disclosure.

G.
Delivery of 19(a) Notices to Beneficial Owners.  If a broker, dealer, bank or other person (each a “Financial Intermediary”) holds common stock issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund shall:

1.	Request that the Financial Intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund stocks held through such Financial Intermediary;
2.
Provide in a timely manner to the Financial Intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the Financial Intermediary, or its agent, reasonably requests to facilitate the Financial Intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s common stock; and

3.
Upon the request of any Financial Intermediary, or its agent, that receives copies of the 19(a) Notice, pay the Financial Intermediary, or its agent, the reasonable expenses of sending the 19(a) Notices to beneficial owners.

Rule 19a-1, a periodic distribution plan for a Fund, the Plan for the Chile Fund and the compliance policies ensure that each Fund’s stockholders will be provided sufficient information to understand that their periodic distributions are not tied to a Fund’s net investment income

7	Other than a communication on Form 1099.

(which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return.  Accordingly, continuing to subject the Funds to Section 19(b) and Rule 19b-1 would afford stockholders no extra protection.

3.	Rule 19b-1, under certain circumstances, gives rise to improper influence on portfolio management decisions, with no offsetting benefit to stockholders.
   Rule 19b-1, when applied to a periodic fixed distribution policy, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid, i.e., inappropriate influence on portfolio management decisions.  Funds that pay long-term capital gain distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gain at any time when purely investment considerations would not dictate doing so.  However, in the absence of an exemption from Rule 19b-1, periodic distribution policies impose pressure on management (i) not to realize any net long-term capital gain until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any net long-term capital gain during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.
No purpose would appear to be served by the distortion in the normal operation of the proposed periodic distribution policy required in order to comply with Rule 19b-1.  There is no reason or logic in requiring any Fund that adopts a periodic distribution policy either to retain (and pay taxes on) net capital gain (with the resulting additional tax return complexities for the Fund’s stockholders) or to avoid designating its distributions as capital gain dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gain rates for non-corporate stockholders and being required to pay income tax on the amount of such income).  The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gain that otherwise would be taken for purely investment considerations.
The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gain as often as investment considerations dictate without fear of violating Rule 19b-1.
4.	Other concerns leading to adoption of Rule 19b-1 are not applicable.

Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gain distributions could facilitate improper fund sales practices, including, in particular, the practice of urging an investor to purchase stocks of a fund on the basis of an upcoming capital gain dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in net asset value and is in effect a taxable return of the investor’s capital.  Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, that do not continuously distribute shares.  Furthermore, if the underlying concern extends to secondary market purchases of stocks of a Fund that are subject to a large upcoming capital gain dividend, adoption of a periodic distribution policy actually helps minimize the concern by avoiding, through periodic distributions, any build-up of large end-of-the-year distributions.
Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment.  Investors buy preferred stock for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred stock would be contrary to the expectation of investors.  There is also currently a tax rule that provides that any loss realized by a shareholder upon sale of shares of a regulated investment company which were held for six months or less be treated as a long-term capital loss to the extent of any long-term capital gain paid on such shares, to avoid the selling of dividends.
5.	Further Limitations of Rule 19b-1
    Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gain dividends, as described in Section 852(b)(3)(C) of the Code (“capital gain dividends”), that each Fund may make with respect to any one taxable year to one, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code, plus a supplemental “clean-up” capital gain dividend made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year.
Applicants assert that by limiting the number of capital gain dividends that a Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever a Fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule.  Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital8 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long term capital gains otherwise would be available.  To distribute all of a Fund’s long-term capital gains within the limits in Rule 19b-1, a Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount.  Applicants believe

8	These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

that the application of Rule 19b-1 to a Fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.
Revenue Ruling 89-81 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.
The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund.  Such distributions are either fixed or are determined in periodic auctions by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.
The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.
6.	General
    The relief requested—to permit periodic distributions of capital gain dividends as often as monthly in respect of common stock and in respect of preferred stock, if any, as often as specified in its terms—could provide the Funds with flexibility in meeting potential investor interest in particular kinds of funds in receiving more frequent distributions.  By reducing the amount of individual periodic distributions even further, implementation of the additional relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.
The potential issues under Rule 19b-1 are basically not relevant to distributions on preferred stock.  Not only are such distributions fixed or determined in periodic auctions or remarketings by reference to short-term interest rates rather than by reference to performance of the issuer but also the long-term capital gain component is mandated by the Internal Revenue Service to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common stock and consequently the long-term gain component cannot even be known until the last dividend of the year.  In these circumstance it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.
In summary, Rule 19b-1 in the circumstances referred to above distorts the effective and proper functioning of the Chile Fund’s proposed distribution policy and distribution policies that may be adopted by the Funds in the future and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid.  These distortions forced by Rule 19b-1 would appear to serve no purpose and are not in the best interests of stockholders.  The Board believes that obtaining the exemptive relief requested is in the best interests of the Chile Fund’s stockholders.
V.	Applicants’ Conditions
    Applicants agree that, with respect to the Chile Fund, the Order will be subject to the following conditions:
A. Compliance Review and Reporting. The Chile Fund’s chief compliance officer will:

1.	report to the Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether:
(a)	the Chile Fund and Aberdeen have complied with the conditions of the Order and
(b)	a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and
2.	review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.
B.	Disclosures to Fund Stockholders.
1.	Each 19(a) Notice to the holders of the Chile Fund’s common stock, in addition to the information required by Section 19(a) and Rule 19a-1:
(a)	Will provide, in a tabular or graphical format:
(1)
the amount of the distribution, on a per common stock basis, together with the amounts of such distribution amount, on a per common stock basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2)
the fiscal year-to-date cumulative amount of distributions, on a per common stock basis, together with the amounts of such cumulative amount, on a per common stock basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short- term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3)
the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution declaration date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution declaration date; and

(4)
the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution declaration date compared to the fiscal year-to-date-cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution declaration date;

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and
(b)	Will include the following disclosure:
(1)	“You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Plan”;
(2)
“The Fund estimates that it has distributed more than its income and capital gains; therefore, a portion of your distribution may be a return of capital.  A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”;9 and

9	The disclosure in this condition B.1(b)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(3)
“The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes.  The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations.  The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;
(c)	On the inside front cover of each report to stockholders under Rule 30e-1 under the Act, the Chile Fund will:
(1)	describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);
(2)	include the disclosure required by condition B.1(b)(1) above;
(3)	state, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to Fund stockholders; and
(4)	describe any reasonably foreseeable circumstances that might cause the Chile Fund to terminate the Plan and any reasonably foreseeable consequences of such termination; and

(d)
Each report provided to stockholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Chile Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Chile Fund’s total return.

C.	Disclosure to Stockholders, Prospective Stockholders and Third Parties.
1.
The Chile Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition B.1(b) above, in any written communication (other than a communication on Form 1099) about the Plan or distributions under the Plan by the Chile Fund, or agents that the Chile Fund has authorized to make such communication on the Chile Fund’s behalf, to any Chile Fund common stockholder, prospective common stockholder or third-party information provider;

2.
The Chile Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition B.1(b) above, as an exhibit to its next filed Form N-CSR; and

3.
The Chile Fund will post prominently a statement on its (or Aberdeen’s) Website containing the information in each 19(a) Notice, including the disclosure required by condition B.1(b) above, and maintain such information on such Website for at least 24 months.

D.	Delivery of 19(a) Notices to Beneficial Owners.
If a broker, dealer, bank or other person (“Financial Intermediary”) holds common stock issued by the Chile Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Chile Fund:
1.	will request that the Financial Intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Chile Fund’s stocks held through such Financial Intermediary;
2.
will provide, in a timely manner, to the Financial Intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the Financial Intermediary, or its agent, reasonably requests to facilitate the Financial Intermediary’s sending of the 19(a) Notice to each beneficial owner of the Chile Fund’s stocks; and

3.
upon the request of any Financial Intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the Financial Intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

E.	Special Board Review for Funds Whose Common Stock Trades at a Premium.
If:
1.
The Chile Fund’s common stock has traded on the stock exchange on which it primarily trades at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Chile Fund’s common stock as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

2.
The Chile Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Chile Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:
(a)	At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Directors:
(1)
will request and evaluate, and Aberdeen will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;

(2)
will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Chile Fund’s investment objective(s) and policies and is in the best interests of the Chile Fund and its stockholders, after considering the information in condition E.2(a)(1) above; including, without limitation: (A) whether the Plan is accomplishing its purpose(s); (B) the reasonably foreseeable material effects of the Plan on the Chile Fund’s long-term total return in relation to the market price and NAV of the Fund’s common stock; and the Chile Fund’s current distribution rate, as described in condition E.2 above, compared with the Chile Fund’s average annual total return over the 2-year period, as described in condition E.2, or such longer period as the Board deems appropriate; and (C) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and

(b)
The Board will cause the information considered by it to be recorded, including its consideration of the factors listed in condition E.2(a)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

F.	Public Offerings.
The Chile Fund will not make a public offering of the Fund’s common stock other than:
1.	a rights offering below NAV to holders of the Chile Fund’s common stock;
2.	an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Chile Fund; or
3.	an offering other than an offering described in conditions F.1 and F.2 above, provided that, with respect to such other offering:
(a)
the Chile Fund’s average annual distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution declaration date,10 expressed as a percentage of NAV per stock as of such date, is no more than 1 percentage point greater than the Chile Fund’s average annual total return for the 5-year period ending on such date;11 and

10	If a Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund’s first public offering.

11	If a Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund’s first public offering.

(b)
the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Chile Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred stock as such Fund may issue.

G.	Amendments to Rule 19b-1.
The requested order will expire on the effective date of any amendments to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.
VI.	Applicable Precedent
    The Commission has granted or proposed granting relief substantially the same as that sought by this Application on several occasions.  In ING Clarion Real Estate Income Fund, et al., Release Nos. IC-28329 (July 8, 2008) (notice of application) and IC-28352 (August 5, 2008) (order), the Commission granted relief permitting a family of closed-end management investment companies to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of their common stock and as often as specified by or determined in accordance with the terms thereof in respect of their preferred stock.  Similar relief was granted in The Mexico Fund Inc., et al.,

Release Nos. IC-28332 (July 17, 2008) (notice of application) and IC-28357 (August 12, 2008) (order), Cohen & Steers Advantage Income Realty Fund, Inc., et al., Release Nos. IC-28341 (July 24, 2008) (notice of application) and IC-28358 (August 19, 2008) (order), DNP Select Income  Fund, et al., Release Nos. IC-28348 (July 31, 2008) (notice of application) and IC-28368 (August 26, 2008) (order), Macquarie Global Infrastructure Total Return Fund Inc., et al., Release Nos. IC-28579 (January 6, 2009) (notice of application) and IC-28611 (February 3, 2009) (order), Eaton Vance Enhanced Equity Income Fund, et al., Release Nos. IC-28616 (February 10, 2009) (notice of application) and IC-28643 (March 10, 2009) (order) and BlackRock International Growth and Income Trust, et al., Release Nos. IC-28690 (April 7, 2009) (notice of application) and IC-28719 (May 5, 2009) (order).
VII.	Procedural Compliance
    The Board has adopted the following resolution authorizing the execution and filing of this application.
RESOLVED, that the officers of the Fund be, and each of them acting singly hereby is authorized, in the name and on behalf of the Fund, to prepare, execute and file with the Securities and Exchange Commission an application or applications and any exhibits and amendments thereto (the “Application”) for the Fund pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an order granting exemptions from the provisions of Section 19(b) of and Rule 19b-1 under the Act, permitting the Fund to make as many capital gains distributions in any taxable year as may be necessary for the Fund to implement its managed, fixed distribution policy, and any other sections of the Act and the Rules thereunder, as any such officer of the Fund, upon the advice of counsel, shall deem necessary or appropriate to conduct the Fund’s business.

FURTHER RESOLVED, that the officers of the Fund be, and each of them acting singly hereby is, authorized to execute and cause to be filed the application and to take such further actions and execute and file such further amendments or other documents as may be necessary, desirable or appropriate to the implementation and performance of the preceding resolution and the matters contemplated therein, in consultation with counsel, their execution thereof to be conclusive evidence of such approval.

    Pursuant to Rule 0-2(c) under the Act, each Applicant hereby states that the person signing and filing this application on its behalf is fully authorized to do so, that under the provisions of the Articles of Incorporation, By-Laws or similar governing documents, as applicable, of such Applicant, responsibility for the management of the affairs of such Applicant is vested in its board of directors or its officers, as the case may be, and that such Applicant has complied with all requirements for the execution and filing of this application in its name and on its behalf.
These verifications required by Rule 0-2(d) are attached to this application as Exhibits A and B.
Pursuant to Rule 0-2(f) under the Act, the Applicants further state that:
(a)      The address of each of the Applicants is as follows:
The Chile Fund, Inc.
c/o Aberdeen Asset Management Inc.
1735 Market Street 32nd Fl
Philadelphia, PA 19103

Aberdeen Asset Management Investment Services Limited
One Bow Churchyard
London  EC4M 9HH

(b)	Any questions regarding this Application should be directed to:

Rose F. DiMartino
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8215

VIII.	Conclusion

On the basis of the foregoing, the Applicants respectfully request that the Commission enter an order pursuant to Section 6(c) of the Act exempting the Funds from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund (i) to make capital gain dividends on its common stock as frequently as once per month so long as it complies with the conditions of the Order and maintains in effect a distribution policy with respect to its common stock calling for periodic distributions of an amount equal to at least a fixed percentage of such Fund’s net asset value or market price per common stock or equal to at least a fixed dollar amount, and (ii) to make capital gain dividends on any series of its preferred stock, if any, as frequently as specified by or pursuant to the terms of such series so long as it complies with the conditions of the Order and so long as such distributions are a specified percentage of the liquidation preference of such series of preferred stock, whether such specified percentage is determined at the time such preferred stock is initially issued, pursuant to periodic remarketings or auctions or otherwise.

THE CHILE FUND, INC.
By:	/s/ Lucia Sitar
Name:	Lucia Sitar
Title:	Vice President

ABERDEEN ASSET MANAGEMENT INVESTMENT SERVICES LIMITED
By:	/s/ Ken Fry
Name:	Ken Fry
Title:	Authorised Signatory

Dated: July 27, 2009

EXHIBIT INDEX
		Page
A.	Verification of The Chile Fund, Inc.	31
B.	Verification of Aberdeen Asset Management Investment Services Limited	32

EXHIBIT A
VERIFICATION
THE CHILE FUND, INC.

The undersigned states that she has duly executed the attached Application, dated July 27, 2009, for and on behalf of The Chile Fund, Inc.; that she is the Vice President of The Chile Fund, Inc.; and that all action by the stockholders, directors and other bodies of such Applicant necessary to authorize the undersigned to execute and file such Application has been taken.  The undersigned further states that she is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Lucia Sitar
Lucia Sitar

EXHIBIT B
VERIFICATION
ABERDEEN ASSET MANAGEMENT INVESTMENT SERVICES LIMITED

The undersigned states that he has duly executed the attached Application, dated July 27, 2009, for and on behalf of Aberdeen Asset Management Investment Services Limited; that he is an authorised signatory of Aberdeen Asset Management Investment Services Limited and that all action necessary to authorize the undersigned to execute and file such Application has been taken.  The undersigned further states that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Ken Fry
Ken Fry
Authorised Signatory